Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134
November 2, 2010
BY EDGAR correspondence
Ms. Pam Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C. 20549

Re:	Avatar Holdings Inc.
Response to Staff Comments on:
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 1-7395
Dear Ms. Long:
     On behalf of Avatar Holdings Inc. (“Avatar” or “Company”), this letter responds to additional comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filings of Avatar received verbally from Hagen J. Ganem on October 26, 2010.
The verbal comment from the staff requested that we more clearly set forth the reasons we determined to separate the positions of Chairman and Chief Executive Officer of the Company.
Response:
Avatar believes that its longstanding practice of separation of the positions of Chairman of the Board and Chief Executive Officer is in the best interest of its shareholders. The Chairman of the Board is a senior principal of a substantial shareholder of Avatar and has extensive experience in capital markets activities and in investing and managing other companies. His primary responsibility is to preside over the activities of the Board. The Chief Executive Officer is in charge of the day-to-day operations of Avatar and has worked full time in the real estate industry for many years. Avatar determined that in order to attract and retain the best individual as Chief Executive Officer and to ensure that the Board had an individual with substantial real estate operating experience, it was important that such individual also be on the Board.

Ms. Pam Long
November 2, 2010

If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours, AVATAR HOLDINGS INC.
By:	/s/ Randy L. Kotler
Executive Vice President, Chief Financial
Officer and Treasurer